Exhibit 23.6

CONSENT OF TAT FAI (ERIC) CHUNG

Oranco, Inc. is filing a Registration Statement on Form S-1 (together with any amendments or supplements thereto, the “Registration Statement”), registering securities for issuance in its initial public offering. As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named in the Registration Statement as a Director Nominee.

April 24, 2023

/s/ Tat Fai (Eric) Chung
Tat Fai (Eric) Chung